FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  September 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                            Protalix Ltd.

Web Site: www.tevapharm.com                                   Web Site: www.protalix.com

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Contacts:
Teva:	Protalix
Dan Suesskind	Dr. David Aviezer
Chief Financial Officer	Chief Executive Officer
Teva Pharmaceutical Industries Ltd.	Protalix Ltd.
+ 972-2-589-2840	+ 972 -4-9889488

George Barrett
President and CEO
Teva North America
+1 215 591-3030

Liraz Kalif / Kevin Mannix
Teva Investor Relations
+972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

Teva Pharmaceutical Industries Ltd. and Protalix Biotherapeutics Ltd. announce a Collaboration Agreement for the development of two  Biopharmaceuticals, based on Protalix's recombinant plant cell expression technology.

Jerusalem and Carmiel, Israel, September 26, 2006 Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Protalix Biotherapeutics Ltd. have signed a collaboration and licensing agreement for the development of two proteins, using Protalix`s plant cell culture platform. The undisclosed  proteins,  aimed at large-sized markets  are not part of Protalix's current product development pipeline.

In the framework of the agreement signed, the two companies will collaborate on research and development of the two proteins utilizing  Protalix's expression system. Teva will be granted an exclusive license from Protalix to commercialize the developed products in return for royalty  and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights.

"We believe that accessing Protalix's plant cell culture platform will provide Teva with various advantages, including IP advantages and reduced cost of goods" said Amir Elstein, Group Vice President - Global Specialty Pharmaceutical Products of Teva Pharmaceutical Industries Ltd.  He added, "This cooperation reflects Teva's growing commitment to invest in the biopharmaceutical arena and to provide safe and efficacious biopharmaceuticals based on innovation and cutting edge technologies"

Dr. David Aviezer, Protalix's CEO said: "We are very pleased to collaborate in this program with Teva. Teva is an excellent partner for maximizing the commercialization of Protalix's  protein development capabilities. This agreement is an important milestone for Protalix, providing recognition of our technology by a pharmaceutical industry leader. Furthermore, we believe this new protein collaboration will generate an important source of future revenue for Protalix and its partners."

About Protalix

Protalix's proprietary technology is based on its plant cell culture and bioreactor system which provides an effective and scaleable cell system for industrial production of recombinant biopharmaceuticals. Protalix has recently announced that it has completed Phase I clinical studies for its enzyme therapy for Gaucher disease, under an FDA Investigational New Drug study. Protalix intends to pursue advanced clinical studies for its enzyme therapy for Gaucher disease and advance additional recombinant biopharmaceutical drug development programs.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to rapidly integrate Ivax Corporation`s operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: September 26, 2006